787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

September 22, 2025

VIA EDGAR

David L. Orlic, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	iShares Large Cap Moderate Quarterly Laddered ETF and iShares Large Cap Deep

Quarterly Laddered ETF

(Securities Act File No. 333-236575, Investment Company Act File No. 811-23511)

Response to Staff Comments

Dear Mr. Orlic:

On behalf of iShares Large Cap Moderate Quarterly Laddered ETF (“Moderate Quarterly Laddered ETF”) and iShares Large Cap Deep Quarterly Laddered ETF (“Deep Quarterly Laddered ETF” and together with the Moderate Quarterly Laddered ETF, the “Funds”), each a series of BlackRock ETF Trust II (the “Trust”), this letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Sofi Kim via telephone on September 17, 2025 (the “Comments”) regarding Post-Effective Amendment No. 67 to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”) under the Securities Act of 1933, as amended, and Amendment No. 69 under the Investment Company Act of 1940, as amended, which was filed with the Commission on July 31, 2025.

For the convenience of the Staff, the comments are set out below. We have discussed the Staff’s comments with representatives of the Trust. The Trust’s responses to the Staff’s comments are set out immediately under the restated comment. Please note that we have not independently verified information provided by the Trust. A Post-Effective Amendment to the Registration Statement (the “Amendment”), which reflects changes made in response to the Staff’s comments, along with changes made to update certain other information in the Registration Statement, will be filed at a later date. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Registration Statement.

BRUSSELS CHICAGO DALLAS FRANKFURT HAMBURG HOUSTON  LONDON LOS ANGELES

MILAN MUNICH NEW YORK PALO ALTO PARIS ROME SAN FRANCISCO WASHINGTON

Comment No. 1:

In the “Summary of Principal Risks” section of the Summary Prospectuses of the Funds, please advise why the Trust does not consider “Large-Capitalization Companies Risk” to be a risk, given that the Funds track the S&P 500.

Response No. 1:

The Trust will include the following in the above referenced section for each Fund in the Amendment:

Large-Capitalization Companies Risk. Large-capitalization companies may be less able than smaller-capitalization companies to adapt to changing market conditions and competitive challenges. Large-capitalization companies may be more mature and subject to more limited growth potential compared with smaller-capitalization companies. The performance of large-capitalization companies could trail the overall performance of the broader securities markets.

Comment No. 2:	In the “Principal Investment Strategies” section of the Summary Prospectus of the Deep Quarterly Laddered ETF, please remove reference to “Hedge Period.”

Response No. 2:	The Trust will remove reference to Hedge Period in the above referenced section in the Amendment.

* * * * * * * * *

Please do not hesitate to contact me at (212) 728-3151 if you have comments or if you require additional information regarding the Registration Statement.

Respectfully submitted,

/s/ Sofi Kim

Sofi Kim

cc:  Gladys Chang, Esq., BlackRock, Inc.

Elliot J. Gluck, Esq., Willkie Farr & Gallagher LLP